

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 4, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934:

- AllianzIM U.S. Large Cap Buffer10 Jan ETF

- AllianzIM U.S. Large Cap Buffer20 Jan ETF

Sincerely,